
GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 AUG -5 AM 7:21


03029072

15 July 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Exemption File 82-5204

Dear Sir,

GKN plc – Announcement of appointment of new non-executive director

For your information I enclose a copy of the above.

Yours faithfully,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 8/6

14 July 2003

Sir Christopher Meyer joins the Board of GKN

GKN plc announces the appointment of Sir Christopher Meyer, KCMG as a Non-Executive Director with effect from 1st August 2003.

Sir Christopher (aged 59) has had a long and distinguished career in the British Diplomatic Service culminating in his position as Ambassador to the United States from 1997 until February 2003. He has also served in Russia, Spain and Germany, and from 1994 to 1996 he was Chief Press Secretary to the Prime Minister. Sir Christopher is currently Chairman of the Press Complaints Commission.

Sir David Lees, Chairman of GKN, said "Sir Christopher Meyer is a valuable addition to the Board. His wide-ranging experience in the British Diplomatic Service will provide significant expertise, particularly in relation to North America which is a region of increasing importance to GKN as it continues to grow its automotive and aerospace businesses".

There are no other matters to be disclosed under paragraph 16.4 of the Listing Rules of the United Kingdom Listing Authority.

Note to editors:

GKN is a global engineering company focused on automotive and aerospace. GKN provides technology-based, highly engineered products requiring complex manufacturing to virtually all of the world's major producers of automotive vehicles, aircraft and aero engines. GKN operates in more than 30 countries and as at 31 December 2002 employed 35,700 people in its subsidiaries. Its joint ventures, the largest of which is AgustaWestland, employ 12,900 people. In 2002 GKN achieved sales of £4.5 billion and profit before tax, goodwill amortisation and exceptional items of £267 million.